Waddell & Reed Advisors Funds

6300 Lamar Avenue

Shawnee Mission, Kansas 66202-4200

April 25, 2013

BY EDGAR

Ms. Kathy Churko

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Waddell & Reed Advisors Funds (Form N-CSR)

Dear Ms. Churko:

This letter responds to your comments discussed via phone call on April 2, 2013 regarding the Form N-CSR (the “Filing”), with respect to Waddell & Reed Advisors Funds (the “Funds”), specifically, the N-CSR filing dated September 30, 2012, for the Waddell & Reed Advisors Fixed Income Funds. For convenience, each of your comments is summarized below, with the response immediately following.

1.	Comment: When showing the return in the MDFP for the Waddell & Reed Advisors Funds other than money market funds, the return is shown at NAV while the return disclosed in the chart labeled “Comparison of Change in Value of $10,000 Investment” (the “Line Graph”) is net of sales load. For non-institutional share classes, the Funds should disclose the return both with and without sales charges in the MDFP.

1A.	Response: We appreciate the SEC’s comments and, going forward, the Funds will show both the return at NAV and the return net of sales load in the MDFP for non-institutional shares classes.

2.	Comment: If a Fund holds PIK notes and receives greater than 5% of its gross income from such investments, the breakdown should be shown as a separate line-item in the Statement of Operations. Otherwise, if less than 5% of the Fund’s gross income is received from PIK notes, a breakdown in the notes to the Financial Statements is adequate.

2A.	Response: For the Annual Report dated September 30, 2012, all income received in the form of PIK notes was less than 5% of each Fund’s gross income. Going forward, if a Fund receives greater than 5% of its gross income in PIK Notes, the breakdown between cash and payment-in-kind will be disclosed in the Statement of Operations, otherwise disclosure will be contained in the Notes to the Financial Statements.

WADDELL & REED ADVISORS FUNDS

By:	/s/ Scott J. Schneider
Name:	Scott J. Schneider
Title:	Chief Compliance Officer